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Exhibit 5.2
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                                                                 News Release
                                                                 NASDAQ: MEDQ
                                                        FOR IMMEDIATE RELEASE

                        MEDQUIST REPORTS REVENUE AND EPS
                             FOR THIRD QUARTER 2001
                      (In thousands, except per share data)

         MARLTON, NJ October 24, 2001 - MedQuist Inc. reported record revenue of approximately $102.7 million for the three months ended September 30, 2001. EBITDA for the third quarter of 2001 was $23.9 million or 23.3% of revenue, which represents a 21.0% increase versus the third quarter 2000. Net income was $10.9 million or $0.29 per share on a diluted basis.

         For the nine-month period ended September 30, 2001, MedQuist generated $295.8 million in revenue. Proforma EBITDA for the nine-month period was $68.1 million or 23.0% of revenue. Proforma net income was $32.2 million or $0.85 per share on a diluted basis. Proforma results exclude approximately $3.0 million of pretax income related to a favorable legal settlement and $600,000 of pretax income related to the adjustment of the restructuring reserves established in 1997 and 1998.

         David A. Cohen, Chairman and Chief Executive Officer, stated, "MedQuist generated solid results during the third quarter of 2001 in spite of increased expenses related to development of our digital platform, which was accelerated by our April acquisition of Speech Machines. We estimate that the events of September 11 effectively delayed two to three days' revenue in the third quarter 2001 with a corresponding effect on the bottom line. Recent tragic events notwithstanding, MedQuist still managed to increase third quarter EBITDA by 21% versus prior year. MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management is enthusiastic about leveraging recent acquisitions and technology enhancements into profitable growth in medical information management services."

         On October 22nd, 2001, Lernout & Hauspie Speech Products, N.V. and its unsecured creditors committee selected MedQuist's $25 million offer as the winning bid in the auction for L&H's medical transcription business. The sale is subject to bankruptcy court approval. David Cohen added, "We expect this slightly accretive stock purchase to close in early November. We look forward to adding L&H's talented transcriptionists and management to the MedQuist team as we continue to expand the depth of our service offering to our valued hospital customers."

         MedQuist is the largest electronic medical transcription service company in the United States.

Other than historical information set forth herein, this press release contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated or implied in any such forward-looking statements as a result of various risks, including, without limitation, rapidly changing technology; inability to manage and maintain growth; inability to penetrate new markets; inability to make and successfully integrate acquisitions and transition our business strategy; decreased demand for existing products; lack of a market for new products; and failure to successfully negotiate agreements to take advantage of the opportunities facing MedQuist to broaden its service offering. Additional risks associated with the Company's business can be found in its December 31, 2000 Annual Report on Form 10-K and its other periodic filings with the SEC.

Contact: Brian J. Kearns, Chief Financial Officer, MedQuist Inc.,
856-810-8000 x-4418

                                  Tables Follow

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                                  MedQuist Inc.
                              Financial Highlights
                                   (unaudited)
                       In thousands, except per share data

                                               Three Months Ended September 30,
                                               --------------------------------
                                                 2001                  2000(2)
                                               --------               ---------
Revenue                                        $102,695                $90,648
EBITDA (1)                                       23,932                 19,783
Income before income taxes                       17,657                 15,364
Net Income                                       10,860                  9,218

Income per common share
         Basic                                    $0.29                  $0.25
         Diluted                                  $0.29                  $0.25

Weighted average shares outstanding
-----------------------------------
         Basic                                   36,868                 36,519
         Diluted                                 37,870                 37,369

                                               Nine Months Ended  September 30,
                                               --------------------------------
                                                2001(3)                2000(4)
                                               ---------              ---------
Revenue                                        $295,772               $274,149
EBITDA (1)                                       68,055                 67,269
Income before income taxes                       52,277                 53,747
Net Income                                       32,151                 32,248

Income per common share
         Basic                                    $0.87                  $0.88
         Diluted                                  $0.85                  $0.87

Weighted average shares outstanding
-----------------------------------
         Basic                                   36,831                 36,649
         Diluted                                 37,703                 37,131


(1)  Earnings before interest, taxes, depreciation and amortization.
(2) Excludes approximately $6,255 related to costs associated with Philips' tender offer.
(3) Excludes approximately $3,000 of pretax income related to the favorable settlement of a lawsuit and $600 of pretax income related to the adjustment of the restructure reserves established in 1997 and 1998.
(4) Excludes approximately $1,013 of pretax income related to the adjustment of the restructure reserves established in 1997 and 1998, with approximately $3,675 of the gain from the sale of an investment and approximately $6,255 related to costs associated with Philips' tender offer.

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